Exhibit 3.1

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

MGC DIAGNOSTICS CORPORATION

Pursuant to the provisions of Chapter 302A of the Minnesota Statutes, known as the Minnesota Business Corporation Act, the following Second Amended and Restated Articles of Incorporation are adopted and shall supercede, amend and restate in their entirety the existing Amended and Restated Articles of Incorporation and all amendments thereto.

ARTICLE 1.

NAME

The name of this corporation is MGC Diagnostics Corporation.

ARTICLE 2.

REGISTERED OFFICE

The registered office of this Corporation is located at 100 South 5th Street, Suite 1075, Minneapolis, Minnesota 55402.

ARTICLE 3.

AUTHORIZED SHARES

The aggregate number of shares of stock that this corporation shall have the authority to issue is one thousand (1,000) shares of stock, having a per share par value of $0.01.

ARTICLE 4.

NO CUMULATIVE VOTING

There shall be no cumulative voting by the shareholders of the corporation.

ARTICLE 5.

NO PREEMPTIVE RIGHTS

The shareholders of the corporation shall not have preemptive rights.

ARTICLE 6.

ACTION IN WRITING

Except as to those matters requiring shareholder approval, any action required or permitted to be taken by the Board of Directors of this corporation may be taken by written action signed by a majority of the directors then holding office.

ARTICLE 6.

DIRECTOR LIABILITY

Section 1. Liability and Indemnification. No director shall be personally liable to the corporation or to its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the laws of the State of Minnesota as the same may exist or may hereafter be amended. Any repeal or modification of the provisions of this Article shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

Any person who at any time shall serve or shall have served as a director, officer, or employee of the corporation, or of any other enterprise at the request of the corporation, and the heirs, executors and administrators of such person shall be indemnified by the corporation in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business

Corporation Act, as it may be amended from time to time.

Section 2. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Minnesota Business Corporation Act.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of December, 2017.

/s/ Greg Greenberg
Greg Greenberg, Chairman